Alimera Sciences, Inc.

6120 Windward Parkway, Suite 290

Alpharetta, Georgia 30005

November 4, 2020

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ada D. Sarmento

Re:ALIMERA SCIENCES, INC.

Registration Statement on Form S-3 (Registration No. 333-249804)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-249804) (the “Registration Statement”) of Alimera Sciences, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Eastern Time, on November 6, 2020, or at such later time as the Company or its counsel may orally request via telephone call to the staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Nelson Mullins Riley & Scarborough LLP, by calling Charles Vaughn at (404) 322-6189 or Mike Bradshaw at (202) 689-2808.

If you have any questions regarding the foregoing, please do not hesitate to contact Charles Vaughn at (404) 322-6189 or Mike Bradshaw at (202) 689-2808, of Nelson Mullins Riley & Scarborough LLP. Thank you in advance for your consideration.

  Very truly yours,

  ALIMERA SCIENCES, INC.

  By: _/s/ Richard S. Eiswirth, Jr.___________

  Name: Richard S. Eiswirth, Jr.

  Title:   President and Chief Executive Officer

cc: Charles D. Vaughn, Nelson Mullins Riley & Scarborough LLP

Michael K. Bradshaw, Jr., Nelson Mullins Riley & Scarborough LLP